UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-37981

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huntingdon Valley Bank 401(k) Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HV Bancorp, Inc.

2005 South Easton Road, Suite 304

Doylestown. PA 18901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Huntingdon Valley Bank 401(k) Profit Sharing Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Huntingdon Valley Bank 401(k) Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2021; the related statement of changes in net assets available for benefits for the year ended December 31, 2021; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2021.

/s/ S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

June 29, 2022

Huntingdon Valley Bank 401(k) Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

	December 31, 2021	December 31, 2020
Assets		(unaudited)
Investments, at fair value
HV Bancorp, Inc. common stock fund	$1,261,580	$889,560
Mutual funds	5,312,683	3,402,679
Money market fund	66,055	52,742
Total investments, at fair value	6,640,318	4,344,981

Employer contributions receivable	4,527	150,000
Notes receivable from participants	96,561	143,720
Total assets	6,741,406	4,638,701

Liabilities	—	—

Net assets available for benefits	$6,741,406	$4,638,701

See Notes to Financial Statements

Huntingdon Valley Bank 401(k) Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2021

2021
Additions to net assets:
Investment gain:
Net appreciation in fair value of investments	$736,802
Dividends and interest on investments	168,343
Net changes in investments	905,145

Interest income on notes receivable from participants	5,960

Contributions:
Employees	873,090
Employers	235,948
Rollovers	206,381
Total contributions	1,315,419
Total additions	2,226,524
Deductions from net assets:
Benefits paid to participants	105,041
Administrative Expenses	18,778
Total deductions	123,819

Net increase in net assets available for benefits	2,102,705
Net assets available for benefits at beginning of year	4,638,701
Net assets available for benefits at end of year	$6,741,406

See Notes to Financial Statements

Huntingdon Valley Bank 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements

Note 1. Description of Plan

The following brief description of Huntingdon Valley Bank 401(k) Profit Sharing Plan and Trust (the “Plan”) for employees of Huntingdon Valley Bank (“the Bank” and “Plan Sponsor”) is provided for general information purposes only.  Plan participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of the Bank who are eligible to participate in the Plan when the individual has satisfied the eligibility condition of attainment of age of 21. However, an employee will actually become a participant in the plan once the employee reaches the entry date which is the first day of the month coinciding with or next following the date the individual satisfied the eligibility requirement. The Plan includes a 401(k) before-tax and Roth after-tax contributions, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code of 1986, as amended (“the Code”).

Administration

The Plan administrator is the Benefits Committee and is responsible for the oversight of the Plan.  The Plan’s trustee is Reliance Trust Company and the recordkeeper is Pentegra Services, Inc.  The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the provisions of ERISA, as amended.

Contributions

A participant may elect to defer, on a pre-tax basis and Roth after-tax, up to 96% of his or her compensation in any plan year, subject to limits imposed by the Code. Participants who are or will attain age 50 before end of plan year are eligible to make catch-up contributions. The Plan also includes an automatic enrollment feature. Eligible employees who do not enroll at a self-directed deferral percentage or do not affirmatively opt-out will be enrolled at 3% pre-tax. A participant may direct the investment of his or her own account into various investment options offered, including HV Bancorp, Inc. common stock through the Stock Fund. In addition to salary deferral contributions, the Bank may make during the plan year: (1) a discretionary matching contribution to each participant’s account based on a percentage of the participant’s salary deferral contribution; and/or (2) a profit sharing contribution that would be allocated to each participant’s account pro-rata on the basis of each participant’s compensation relative to the aggregate compensation of all participants. For the year ended December 31, 2021, there was no profit sharing contribution to the Plan. For the year ended December 31, 2020, there was a $150,000 profit sharing contribution to the Plan. For the year ended December 31, 2021, the Bank's discretionary matching contribution was equal to 50 cents for every dollar up to 3 percent of an employee's eligible compensation.

The Plan has an In-Plan Roth conversion feature where a portion of participant’s funds held in one or more tax-deferred accounts under the Plan can be converted from a pre-tax basis to a Roth tax basis. The reclassified amounts will be treated by the Plan as Roth deferrals and not be taxed at the time of distribution. In addition, the Plan has an In-Plan Roth Rollover, which offers a participant who is eligible for a distribution from their account to elect to roll over all or a portion of the distribution to a designated Roth contribution account in the Plan. The participant may only roll over the distribution directly.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions, and allocations of Plan earnings as defined by the Plan. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant is immediately 100% vested in his or her salary deferral contributions. However, a participant will vest in his or her employer contributions at a rate of 20% per year after the completion of two years of credited service, such that the participant will be 100% vested upon completion of six years of credited service.

Huntingdon Valley Bank 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements

Years of Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures

Amounts forfeited from non-vested accounts may be used to reduce future employer contributions. At December 31, 2021 and 2020, there were $24,549 and $16,459, respectively, of unallocated forfeitures. During 2021, there were $66 in forfeitures utilized to pay Plan administrative expenses.

Notes Receivable from Participants

Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear interest ranging from

4.25% to 6.50%, which is commensurate with local prevailing rates. Principal and interest are paid through biweekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Benefit Distributions

Generally, a participant (or participant’s beneficiary) may receive a distribution from his or her vested account beginning at retirement, age 59 1⁄2, death, disability or termination of employment, and elect for the distribution to be paid in the form of a lump sum, installment or partial withdrawal payments. If a participant’s vested account balance does not exceed $5,000, then the vested account balance may only be distributed to the participant in a single lump-sum payment. In addition, if a participant’s vested account balance is at least $1,000, then it can be automatically rolled into an IRA. A participant may receive a distribution from his or her vested pre-tax account in the event a participant requests a distribution due to financial hardship as defined by the Plan.

Note 2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan assets consist of various investment securities which are exposed to numerous risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

At December 31, 2021 and 2020, approximately 19% and 20%, respectively, of the Plan's total investments were invested in the common stock of HV Bancorp Inc. The underlying value of the HV Bancorp Inc. common stock is entirely dependent upon the performance of HV Bancorp Inc. and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of HV Bancorp Inc. common stock in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Huntingdon Valley Bank 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements

The Plan’s investments are reported at fair value (see Footnote 6). Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on their ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation or depreciation includes the Plan’s gains and losses on investments purchased and sold, as well as held, during the year.

Benefit Payments

Distributions are recorded when paid.

Administrative Expenses

Administrative expenses of the Plan relating to investment management are paid by the Plan. Recordkeeping costs are by the Plan and the Bank.  The Bank pays accounting and other administrative costs for the Plan.

Note 3. Plan Termination

Although it has not expressed any intent to do so, the Bank may terminate the Plan at any time subject to the provisions of ERISA and the Code. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 4. Tax Status

The Internal Revenue Service advised the Plan administrator by letter dated June 30, 2020, that the Plan and related trust, as then designed, is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated, in compliance with the applicable requirements of the Code.

The Plan's management has evaluated the effects of accounting guidance related to uncertain income tax positions and determined that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements at December 31, 2021 or December 31, 2020. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the plan years ending prior to 2018.

Note 5. Party-in- Interest Transactions

Notes receivable from participants and common stock of HV Bancorp, Inc. qualify as party-in interest transactions. The Plan held 55,412 and 51,471 shares of HV Bancorp, Inc., at December 31, 2021 and 2020, respectively.  The Plan invests in HV Bancorp Inc. common stock and short-term investments and had an estimated fair value of $1,261,580 and $889,560, at December 31, 2021 and 2020, respectively. There was no dividend received in 2021 for HV Bancorp, Inc. common stock.

Costs and expenses paid by the Plan Sponsor on behalf of the Plan totaled $22,601 and $12,481 for the years ended December 31, 2021 and 2020, respectively.

Note 6. Fair Value

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels of pricing observations are as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly at the measurement date.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Huntingdon Valley Bank 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Mutual funds consist of investments in various types of funds that are actively traded for which closing prices are readily available.

Common stock: Common stock is valued at the closing price reported on the active market on which the individual securities are traded plus the carrying value of the short-term investment component of the fund, which approximates fair value.

Money market fund: Money market funds consist of investments in short-term securities that are traded in an active market for            which closing prices are readily available.

The following tables present the level within the fair value hierarchy at which the investments are measured on a recurring basis as of December 31, 2021 and 2020:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Investments at fair value:
Mutual funds	$5,312,683	$—	$—	$5,312,683
HV Bancorp, Inc. common stock fund	1,261,580	—	—	1,261,580
Money market fund	66,055	—	—	66,055

	$6,640,318	$—	$—	$6,640,318

	December 31, 2020
	(unaudited)
	Level 1	Level 2	Level 3	Total
Investments at fair value:
Mutual funds	$3,402,679	$—	$—	$3,402,679
HV Bancorp, Inc. common stock fund	889,560	—	—	889,560
Money market fund	52,742	—	—	52,742

	$4,344,981	$—	$—	$4,344,981

For the years ended December 31, 2021 and 2020, the Plan did not have any transfers between Levels 1, 2, and 3.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 to Form 5500:

2020
Net assets available for benefits per the financial statements	$4,638,701
Employer contribution receivable	(150,000)
Net assets available for benefits per 5500	$4,488,701

The following is a reconciliation of employer contributions per the financial statements for the year ended December 31, 2021, to Form 5500:

Huntingdon Valley Bank 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements

Employer contributions per the financial statements	$235,948
Add: Employer contribution	150,000
Employer contributions per the 5500	$385,948

SUPPLEMENTAL SCHEDULE

HUNTINGDON VALLEY BANK 401(k) PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EMPLOYER IDENTIFICATION NUMBER 23-0718025

PLAN NUMBER – 002

DECEMBER 31, 2021

(a)(b) Identity of Issue, Borrower, Lessor or Similar Party	c) Description of Investment including Par or Maturity Value	(d) Cost **	(e) Current Value
Common Stock
*'HV Bancorp, Inc. common stock fund	58,641 shares	$—	$1,261,580
Money Market
Vanguard Prime Money Market	66,055 units	—	66,055
Mutual Funds
Vanguard 500 Index	1,684 units	—	740,718
Vanguard Balanced Index	56,293 units	—	2,759,470
Vanguard Emerging Markets Stock Index	964 units	—	39,506
Vanguard Growth Index	2,368 units	—	391,155
Vanguard High-Yield Corporate	7,799 units	—	46,406
Vanguard Inflation-Protected SECS	2,383 units	—	67,776
Vanguard Mid-Cap Growth Index	1,163 units	—	127,433
Vanguard Mid-Cap Index	450 units	—	142,101
Vanguard Mid-Cap Value Index	301 units	—	23,420
Vanguard Specialized FD Vanguard Real Estate Index	115 units	—	18,842
Vanguard Small Cap Index	1,706 units	—	184,879
Vanguard Target Retirement 2020	1,857 units	—	57,606
Vanguard Target Retirement 2025	9,456 units	—	192,345
Vanguard Target Retirement 2030	238 units	—	9,132
Vanguard Target Retirement 2035	368 units	—	8,782
Vanguard Target Retirement 2040	2,245 units	—	94,371
Vanguard Target Retirement 2045	45 units	—	1,275
Vanguard Target Retirement 2050	97 units	—	4,549
Vanguard Target Retirement 2055	1 unit	—	63
Vanguard Target Retirement 2060	288 units	—	13,837
Vanguard Total Bond Market Index Fund	14,586 units	—	163,214
Vanguard Total International Bond Index Fund	287 units	—	6,322
Vanguard Total International Stock Index Fund	4,508 units	—	154,184
Vanguard Total World Stock Index Fund	964 units	—	36,691
Vanguard Value Index	499 units	—	28,606
			5,312,683

*Notes receivable from participants	Interest rates of 4.25% to 6.50% maturity through May 2026	—	96,561
			$6,736,879
* Indicated party-in-interest to the Plan
** Cost of the investments is not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HUNTINGDON VALLEY 401(k) PROFIT SHARING PLAN AND TRUST

Date:	June 29, 2022 By:	/s/ Joseph C. O’Neill, Jr.
Joseph C. O’Neill, Jr.
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm